FOLEY & LARDNER LLP ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810 P.O.BOX 3391 TAMPA, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

November 30, 2004

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.

Amendment No. 2 to Registration Statement on Form S-1

File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 2 to the Form S-1 Registration Statement that was filed by the Company on November 12, 2004 (“Amendment No. 1”). Enclosed with the hard copy of this letter are two blacklined copies of Amendment No. 2 showing the changes that were made to the originally filed registration statement.

The following are the Company’s responses to the Commission’s letter of November 24, 2004, containing the Commission’s comments regarding Amendment No. 1. For your convenience, the text of each Commission comment is set forth below, and the Company’s response follows each comment.

General

General

1.	Please fill in any remaining blanks in your filing, and note that we may have additional comments after you do so.

Response: The Company duly notes and acknowledges this comment and has revised the prospectus accordingly.

Graphics

2.	We note your disclosures throughout your filing that to date you have not derived material revenues from providing axle testing services or manufacturing precision driveshafts. Please

BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK	ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C. WEST PALM BEACH

Tim Buchmiller

November 30, 2004

revise your graphics to clarify that the products depicted are newly introduced or planned products or services from which you have not generated any material amount of your historical revenues.

Response: The products depicted in the graphics are machines that the Company currently sells. The technology for these machines and the machines that the Company will use to provide testing and manufacturing services is the same.

Prospectus Summary

Our Business—Page 1

3.	We note your disclosure in the second sentence of your second paragraph that sales of your assembly and testing equipment “presently represent a substantial majority of our pretax earnings.” Since you are currently experiencing net losses for the nine months ended September 30, 2004, please replace the quoted text with the disclosure that you have not derived material revenues to date from providing axle testing services or manufacturing precision driveshafts. In addition, please include this disclosure in an appropriate place in the “Overview” section of each of your “Management’s Discussion and Analysis” and “Business” sections.

Response: The Company has revised the “Summary,” “Management’s Discussion and Analysis” and the “Business” sections of the prospectus to address this comment.

Additional Considerations—Page 3

4.	Please expand your disclosure to indicate that a significant portion of the proceeds from your offering will be used to repay your outstanding debt under your current credit facility and revise your disclosure in the second to last sentence of this paragraph to clarify that your ability to meet your capital requirements will depend on your ability to borrow under your new credit facility. Please indicate the amount that you will be able to borrow under your new credit facility.

Response: The Company has revised the Summary section of the prospectus as requested to address this comment.

5.	Please consider separating the various considerations by bullet points so that they are more clearly presented to your investors.

Response: The Company has revised the Summary section of the prospectus as requested to address this comment.

Our Company—Page 3

Tim Buchmiller

November 30, 2004

6.	At the end of the first paragraph, include a cross reference to the more complete discussion on page 21.

Response: The Company has revised the Summary section of the prospectus as requested to address this comment.

Summary of the Offering – Page 4

7.	Please indicate the formula by which you will determine how many shares of common stock will be issued in order to convert the subordinated debt at the closing of your offering (i.e., indicate the aggregate principal and interest to be converted and the conversion rate). Please be sure to indicate that this number of shares assumes an offering price of $6.00 per share.

Response: The Company has revised the Summary section of the prospectus as requested to address this comment.

Summary Financial Data and Selected Financial and Operating Data—Pages 5 and 26

8.	We see your response to prior comment 10. Please refer to Questions 8 and 15 of the Staffs FAQ Regarding the Use of Non-GAAP Financial Measures. Revise your description to include the disclosures required by that FAQ. Your disclosures should address, among the other items noted in the FAQ, the following:

a.	You disclose elsewhere that you will be spending significant additional money on capital equipment. Further, capital items are necessary to enable you to generate revenues. Describe how a financial measure that omits depreciation could be a relevant and useful measure of operating performance.

b.	You disclose elsewhere that you will need to incur additional debt in the future to fund your capital expansion plans. Describe how a financial measure that omits interest expense could be a relevant and useful measure of operating performance.

c.	Discuss the significant trends or requirements not captured by EBITDA

d.	Discuss the limitations of excluding depreciation and amortization when assessing the financial performance of the company

e.	Discuss the limitations of excluding interest when assessing the financial performance of the company

f.	Discuss the limitations of excluding income taxes when assessing the financial performance of the company

Tim Buchmiller

November 30, 2004

Otherwise, please remove the measures since as currently presented they do not appear to comply with the guidance in Release 33-8176 and the accompanying FAQ.

Response: The Company has revised its prospectus to remove the EBITDA financial measure.

9.	Notwithstanding the previous comment, your use of the phrase “to more meaningfully evaluate . . . . the results of our operations” in the third bullet on page 7 may confuse investors to placing more reliance on your non-GAAP measure than your GAAP-based results. Please note that Release 33-8176 requires that non-GAAP measures should not be presented with greater prominence than the directly comparable GAAP measure. Please revise the bullet to remove the confusing language.

Response: The Company has revised its prospectus to remove the EBITDA financial measure.

10.	We see your response to prior comment 11. However, we note in your revised disclosures you state that you believe EBITDA is useful to an investor because “it is a widely accepted financial indicator of a company’s ability to service its debt.” Please explain to us why measuring the ability to incur and service debt would not constitute a liquidity measure. Please be detailed in your response.

Response: The Company has revised its prospectus to remove the EBITDA financial measure.

11.	Revise the filing to present pro forma information consistent with the guidance in Article 11 of Regulation S-X. Rule 11-02(b)(4) requires you to provide the information in columnar form showing historical statements, pro forma adjustment and the pro forma results. Rule 11-02(b)(6) requires you to reference all adjustments to notes that clearly explain the assumptions involved.

a.	In this regard, revise the section to include an introductory paragraph that clearly describes the transactions being presented and the periods for which the information is being presented.

b.	Move up the pro forma income statements and pro forma balance sheet date to follow the introductory paragraph.

c.	Move the current description of the adjustments to footnotes following the pro forma statements that clearly reference the pro forma adjustments.

d.	Present pro forma balance sheet data only as of September 30, 2004, as that is the end of the most recent period for which a balance sheet is required in the fining. See Rule 11-02(c)(1) of Regulation S-X.

e.	Expand the condensed balance sheet data to show each balance sheet caption that is impacted by a pro forma adjustment, including Deferred income taxes, Revolving credit facility, Subordinated debt, Common stock and Retained earnings.

Tim Buchmiller

November 30, 2004

f.	Remove the pro forma EBITDA as that measure is not contemplated by Article 11 of Regulation S-X and Item 10(e)(ii)(d) of Regulation S-K prohibits the disclosure of non-GAAP financial information in pro forma financial statements.

g.	Provide pro forma earnings per share information as required by Rule 11-02(b)(7) of Regulation S-X.

Response: The Company has revised the pro forma financial information contained in the prospectus to address this comment.

12.	In your net proceeds section on page 22, you explain that your current and proposed credit facilities require you to use the offering proceeds to reduce the outstanding balance of these facilities. You disclose the outstanding balance of these facilities at September 30, 2004 as $7.2 million. However, you reflect a pro forma deduction to total debt of $15.882 million. Even after taking into account the planned conversion of $7.058 million of subordinated debt to common shares, there is a difference of approximately $1.624 million. Please revise the filing to eliminate these inconsistencies.

Response: The Company has revised its prospectus to reflect the amount of outstanding indebtedness under its credit facility as of September 30, 2004, which was approximately $8.8 million

13.	The preceding comment also applies to the adjustments shown on the pro forma income statements reflecting the decrease in interest expense from your use of all $13.350 million of offering proceeds to pay off all outstanding debt. Please be aware that your pro forma data should only reflect those uses of offering proceeds that are factually supportable and, therefore, are reflected in the use of proceeds discussion.

Response: The Company has revised its prospectus to reflect the amount of outstanding indebtedness under its credit facility as of September 30, 2004, which was approximately $8.8 million.

14.	We are unable to reconcile to your September 30, 2004 pro forma balances for cash and cash equivalent and stockholders’ equity. Please revise to clarify and provide us with your supporting calculations.

Response: The Company has revised the pro forma financial information in its prospectus to address this comment. The Company’s supporting calculations for the Company’s pro forma balances for cash and cash equivalent and stockholders’ equity are set forth in Exhibit A hereto.

15.	Please be aware that the net impact of pro forma adjustments to the pro forma income statements is not required to be reflected in the pro forma balance sheet. Each of the two statements stands on its own. Please remove the adjustments decreasing retained earnings by $21 in 2003 and increasing retained earnings by $748 in 2004, or tell us why an adjustment to increase retained earnings as a result of income statement adjustments is appropriate.

Tim Buchmiller

November 30, 2004

Response: The Company has revised its prospectus to remove the net impact of the pro forma adjustments from its pro forma balance sheet.

Risk Factors

We may face substantial competition from competitors . . .—Page 16

16.	Please indicate that you will be competing against Visteon, one of your more significant customers, at such time as you commence manufacturing driveshafts, and address any risks that may result from that competition.

Response:	The Company has revised the risk factors section of its prospectus to address this comment.

History of the Company—Page 21

17.	We note your response to comment 4. Expand the first paragraph to identify the “predecessor company” to which you refer in the second sentence. Disclose the equity interest Mr. Juranitch had in the predecessor company. Disclose the business purpose of the transaction. Disclose the interest rate charged on the subordinated debt. Disclose the current equity ownership of Mr. Juranitch and Quantum Value Partners, L.P. Your discussion of this transaction should be much more straightforward, as previously requested. We have the following additional comments in this regard.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

18.	Please revise your disclosure at the end of the fifth sentence of the first paragraph, to clarify what effect, if any, the disclosure that the aggregate sum of the assumed liabilities was “subject to adjustment by the aggregate amount of any Veri-Tek International Corp.’s bank borrowings used to reduce the balance of its loan. from Mr. Juranitch” had on the purchase price. Quantify the amount of the loan.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

19.	Please indicate the rate at which interest accrued under the $5.9 million subordinated note, the aggregate amount of principal and interest due on the note as of October 30, 2004, and that the aggregate amount of principal and interest accrued through such date will be convertible into shares of your common stock at the offering price of your common stock in your public offering. Indicate the number of shares that will be issuable at such time, and that such number assumes an offering at the mid-point of your price range.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

Tim Buchmiller

November 30, 2004

20.	Please indicate that in connection with the formation of Quantum-Veritek, Inc. that entity issued 6,000 shares of common stock to Quantum Value Partners, LP for an aggregate purchase price of $60,000 and 4,000 shares of common stock to Mr. Juranitch for an aggregate purchase price of $40,000, and that the proceeds of those share issuances were combined with the proceeds of the $5.9 million subordinated note and were used to fund the asset purchase from your predecessor and that the $6.0 million cash payment paid to your predecessor was ultimately distributed to Mr. Juranitch.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

21.	Please indicate which members of your executive management team were designated by Quantum Value Partners, LP.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

22.	We note that the biographies of the identified members of your executive management team are broader than your similar disclosures in your “Management” section. In order to avoid including varying and/or duplicative disclosure in your prospectus regarding your management, please relocate the material portions of this disclosure to your “Management” section and refer your investors to that section for the biographical information.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

23.	We reissue the portion of our prior comment 5 which asked that you supplementally provide us with a brief explanation of the rationale for structuring Quantum Value Partners’ investment in the business of the registrant as a purchase of the assets of your predecessor, with a substantial distribution to your predecessor’s founder, rather than a direct equity investment in that entity as is more customary in venture capital transactions.

Response: The Company believes that investments by private equity funds are undertaken using a variety of structures intended to allow the private equity firm flexibility and the ability to recognize a return on its investment. The acquisition of Veri-Tek International Corp. by Quantum-Veritek, Inc. was structured as a purchase of assets in an effort to minimize Quantum-Veritek’s liability for unknown liabilities of Veri-Tek International Corp. In addition, structuring the investment of Quantum Value Partners in Quantum-Veritek primarily as debt provides Quantum Value Partners a preferential position to that of Quantum-Veritek’s equity holders, including Mr. Juranitch, in the event of a liquidation. In this regard, please note that the seller, Veri-Tek International Corp., which was solely owned by Mr. Juranitch, received cash in the transaction. The receipt of cash provided the predecessor company and Mr. Juranitch with the funds to pay any tax resulting from structuring the transaction as an asset sale. The structure as an asset sale in exchange for cash also allowed Mr. Juranitch to receive cash, through

Tim Buchmiller

November 30, 2004

his ownership of JCJ International, Inc. (f/k/a Veri-Tek International Corp.) in recognition of the significant equity investment made by him to capitalize and develop the predecessor company.

Use of Proceeds—Page 22

24.	We note your disclosure in the second sentence of the second paragraph. As there are no amounts outstanding under your proposed credit facility, please revise this disclosure so that it is clear that your current and proposed credit facilities require that the net proceeds from the offering will be used to retire amounts outstanding under your current credit facility.

Response: Upon the closing of the offering, the balance under the Company’s existing credit facility will be transferred to its new credit facility and paid off with the proceeds of the offering. The Company has revised the “Use of Proceeds” section of its prospectus accordingly.

25.	We note that in the second sentence of the second paragraph you have indicated that the amount outstanding under your current credit facility as of September 30, 2004 was $7.2 million. Please update this disclosure so that it is consistent with the $8,824,000 which appears on your unaudited balance sheet for the quarter ended September 30, 2004 on page F-21.

Response: The Company has revised the “Use of Proceeds” section of its prospectus accordingly.

26.	Please indicate the amount that will be available for future borrowings under your proposed credit facility.

Response: The Company has revised the “Use of Proceeds” section of its prospectus to address this comment.

Dividend Policy—Pages 22 to 23

27.	We note your disclosure in the fourth sentence that since inception you have provided your shareholders with funds for the payment of income taxes on your earnings. If true, please revise this disclosure to make it clear that the period during which you provided these funds to your shareholders was from inception until your conversion to a Subchapter “C” corporation.

Response: The Company has revised the “Dividend Policy” section of its prospectus to address this comment.

Capitalization—Page 24

28.	Please explain that if your underwriters’ over-allotment is exercised in full, the number of shares held by new investors will increase, and quantify the additional dilutive effect.

Tim Buchmiller

November 30, 2004

Response: Per our conversation with the SEC staff, the Company has addressed this item under comment 30.

29.	Please update your disclosure as to the amount outstanding under your revolving credit facility in your third bullet point so that it is consistent with the $8,824,000 which appears on your unaudited balance sheet for the quarter ended September 30, 2004 on page F-21.

Response: The Company has revised the “Capitalization” section of its prospectus to address this comment.

Dilution -Page 25

30.	We note your added disclosure in the last paragraph of this section. Please expand your disclosure to quantify the dilution in pro forma net tangible book value per share to your new investors that will result if the underwriters exercise their over-allotment option in full.

Response: The Company has revised the “Dilution” section of its prospectus to address this comment.

Management’s Discussion and Analysis...

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003—Pages 33 to 34 Nine Months Ended

31.	We see your response to prior comment 28. Further revise your discussion to address why you believe you are experiencing increased orders in certain of your products while you are experiencing decreased orders in other products. Discuss any known, material trends in your revenues.

Response: The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

32.	With respect to your cost of sales for the nine month periods, revise to expand your discussion of “manufacturing inefficiencies.” Explain whether these inefficiencies are indicative of problems in the manufacturing process, or just under-utilization of manufacturing capacity. If they relate to problems in the process, revise to discuss how these issues are being resolved. Discuss, to the extent material, any trends that exist associated with these inefficiencies.
.

Tim Buchmiller

November 30, 2004

Response: The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

33.	We see your response to prior comment 29. You state that you “incurred increased labor and material costs . . . in order to meet a customer’s delivery requirement in order for the products to be installed during their shutdown period.” Revise to explain whether this represents an isolated incident or a trend representing the cyclical nature of your business. Tell investors whether you expect labor and material costs to go down in the fourth quarter.

Response: The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

34.	In addition, we note that you -recognize revenue on the percentage of completion and that in doing so, you use estimates of costs incurred to the estimated total costs to be incurred.

a.	In this regard, explain. whether the increased costs relating to the implementation also impacted your revenues. If not, tell us why.

b.	Tell us whether these increased costs were included in your initial estimates of costs to complete the projects,

c.	Explain to us how the actions described here are consistent with your disclosure on page 39 that you “have not experienced material adverse changes from period to period in calculating the percentage of completion.”

Response:

a. Increased costs do not impact the revenue that is recognized because revenue is recognized based on the amount of a project that is completed rather than the cost to produce the product. The Company is supplementally providing the following information in order to provide additional insight into its process for computing percentage of completion.

The Company calculates percentage of completion on a monthly basis. The Company recognizes very little revenue in the early stages of a project. The Company’s major milestones in a project for the purposes of recognizing revenue are:

•	Completion of engineering;

•	Receipt of material for manufacturing;

•	Mechanical and electrical build of the machine;

•	Acceptance by the Company’s customer at the Company’s facility; and

Tim Buchmiller

November 30, 2004

•	Acceptance by the Company’s customer at the customer’s facility.

As described in the Company’s prospectus relating to this offering, input from all departments is used to compute the revenue to be recognized by the Company. The Company’s projects have long lead times ranging from six months, at a minimum, to in excess of one year depending on the kind of equipment and its application. When planning a project and recognizing revenue, the Company’s management has significant experience in manufacturing the Company’s products. The Company takes into account the need to expedite materials at increased costs as well as the need for overtime labor and the hiring of outside labor in order to meet its production deadlines.

b. As described in subsection (a) above, the Company takes into account all cost factors in planning the completion of its projects.

c. The Company has not had any material adverse change in calculating its percentage of completion due to the factors described above. Because the Company’s lead times are long, it is able to plan and its delivery schedule is known. The Company is also able to plan for expedited material purchases and labor needs.

Liquidity and Capital Resources - Pages 36 to 39

35.	We note in the sixth paragraph of this section that your new credit facility is contingent upon “certain conditions,” including the closing of your offering. Please describe all material conditions to closing that credit facility and expand your risk factors to address any conditions that you may not be able to satisfy.

Response: The Company has fulfilled all material conditions to the closing of its new credit facility, except for closing its public offering. The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus accordingly.

36.	We note your disclosure in the seventh paragraph of this section that the amount borrowed under your subordinated debt agreement “must be repaid in 2008”. Since that debt will now be converted effective upon the closing of your public offering, please revise your section to clarify.

Response: The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

Business

37.	We note your response to our prior comment 43. Please note that sales of your products to Canada and Mexico would constitute foreign countries for purposes of Item 101(d)(1)(i)(B). If material, revise your “Business” section to provide the information required by Item 101(d) of Regulation S-K with respect to sales to any of those countries or supplementally tell us why such information is not material.

Tim Buchmiller

November 30, 2004

Response: The Company has not derived any revenues from sales of its products to customers in foreign countries. The Company has shipped certain of its products to Mexico in connection with sales to one of its U.S. customers.

Customers and Marketing - Pages 49 to 50

38.	Supplementally tell us how you have determined that Ford, GM and DaimlerChrysler should be identified as material customers and whether these companies are generally representative of your OEM customers.

Response:	The Company has revised the “Business” section of its prospectus to address this comment.

Management

Committees of the Board of Directors - Pages 53 to 54

39.	We note your supplemental response to our prior comment. Please disclose that your independent directors will comprise your audit, nominating and compensation committees.

Response: The Company has revised the “Management” section of its prospectus to address this comment.

Relationships and Related Transactions -Page 58

40.	Conform the heading of this section to that required by Item 404 of Regulation S-K (i.e., “Certain Relationships and Related Transactions”).

Response:	The Company has revised its prospectus to address this comment.

41.	Please disclose the distribution of $6.0 million to Mr. Juranitch as a result of the transactions that resulted from the asset sale by your predecessor and payment of the purchase price under the asset purchase agreement.

Response: The purchase price from the asset sale by our predecessor company was paid to our predecessor company Veri-Tek International, Corp., which subsequently changed its name to JCJ International, Inc. and is owned solely by Mr. Juranitch. To the best of the Company’s knowledge, JCJ International has not distributed the proceeds of the asset sale to Mr. Juranitch. The Company has revised the “Certain Relationships and Related Transactions” section of its prospectus to address this comment.

Underwriting

Directed Share Program - Page 67

Tim Buchmiller

November 30, 2004

42.	We note that the underwriters have reserved a certain amount of your common stock to be sold in this offering for sale to individuals and entities to be designated by you. In connection with the directed share program, please provide the following information:

•	all materials disseminated to potential participants;

•	complete information on how potential participants are being notified; and

•	details on how this directed share program is being conducted, including how you determine who will participate.

Please update the information supplied to us in response to this comment throughout the registration process.

Response: The Company has held two meetings with its employees, in which it has informed such employees that they may participate in the offering by providing written notice to the Company’s Chief Financial Officer. A copy of an email sent from the Company’s management to all employees recapping the discussion at one of these meetings is attached as Exhibit B. The Company has not sent any other correspondence or materials to its employees regarding the directed share program. The Company has informed its employees that they will be given copies of the Company’s preliminary prospectus and that they should not make any investment decision until they have received and reviewed such materials. The Company’s employees have not been and will not be provided with any materials, other than a preliminary and final prospectus. The underwriters will reserve approximately five percent of the shares offered for sale in the Company’s public offering for sales to the Company’s employees.

Financial Statements

General

43.	We note on page F-22 that you have completed your 300-for-1 stock split in July 2004. Please revise your financial statements and all. share and per share amounts in the filing to retroactively reflect this stock split. Refer to SAB Topic 4C.

Response: The Company has revised the financial statements contained in its prospectus to address this comment based on further conversations with the SEC Staff.

44.	In this regard, revise the introductory paragraphs to the Summary Financial Data and Selected Financial and Operation Data sections on pages 5 and 26 to clearly explain why you show 3,000,000 shares outstanding in each period.

Response: The Company has revised the Summary Financial Data and Selected Financial and Operation Data contained in its prospectus to address this comment.

Statements of Cash Flows - Page F-7

Tim Buchmiller

November 30, 2004

45.	We see your response to prior comment 71. Please remove the supplemental disclosure of the accrued interest as a non-cash financing activity on page F-8 as it may confuse investors. Investors may believe that accrued interest is not reflected in the Statement of Cash Flows. Consider moving this disclosure of interest accrued on subordinated debt to Note E.

Response: The Company has revised the financial statements contained in its prospectus to address this comment.

Note A -Basis of Presentation. Nature of Policies

Basis of Presentation -- Page F-9

46.	We see your response to prior comment 67 and the revisions made in response to the comment. Supplementally explain why you believe it is reasonable to rely on historical profits as an indicator of future liquidity. We note your disclosures elsewhere in the document where you discuss changing to focus on new product offerings, which are more cost intensive in nature. In addition, we note that you have had decreasing operating profits in recent years, and you have recorded a $1.1 million operating loss thus far in 2004.

Response: The Company will continue to manufacture and sell specialty equipment, making it reasonable to rely on historical profits to determine whether there is a going concern issue. The Company was able to negotiate an increase in its credit facility limit to cover any operating cash shortfall, and was able to reduce the outstanding balance to $6.8 million as of November 24, 2004, providing an additional $2.5 million of availability under this line. The Company will also eliminate a significant expense when its subordinated debt is converted to common stock upon the closing of its public offering.

47.	Please further revise the fourth paragraph of the note to include a discussion of the conditions and events that your auditors considered in concluding that there was no doubt relating to the company’s ability to continue as a going concern. Discuss management’s viable plan for addressing your liquidity needs within the one-year horizon.

Response: The Company has revised the financial statements contained in its prospectus to address this comment.

Other

48.	We see your response to prior comment 88 and your disclosure on page II-2 that you have no valuation and qualifying accounts.

a.	Tell us whether you maintain an allowance for doubtful accounts with respect to both your billed and unbilled receivables.

Tim Buchmiller

November 30, 2004

b.	If not, tell us why and explain how your accounting is consistent with SFAS 5 and other related US GAAP guidance.

c.	Revise Note A to disclose how you account for bad debts.

Response: The Company has not historically experienced any material losses as a result of bad debt, and therefore, the Company does not maintain an allowance for doubtful accounts. The Company has firm purchase agreements for payment when the product is accepted by its customer. The Company’s customers are Tier I suppliers, which are large companies with good credit histories. As the Company executes its growth strategy and begins to provide testing and manufacturing services it may experience bad debt and will further evaluate whether maintaining an allowance for doubtful accounts is appropriate at such time. The Company believes it has complied with GAAP on this issue, as allowances for doubtful accounts are based on historical payment performance of customers and/or events that take place that would lead the Company to question its customers’ ability to pay. For the reasons described above, the Company does not maintain an allowance for doubtful accounts. The Company has revised Note A to its financial statements contained in its prospectus to address this comment.

Revenue Recognition—Page F-9

49.	We see your response to prior comment 72. With respect to your warranties, tell us how your accounting policy complies with SAB 101, as amended by SAB 104, or revise the filing to accrue the expected costs for warranties at the time of the sale. Refer to Question 2 of the SAB 101 FAQ document.

Response: The Company has not historically experienced any material warranty expense due to the extensive testing of equipment by the Company’s customers before the sale is final, and therefore, the Company does not accrue for warranty expense. The Company’s customer acceptance process for the Company’s specialty machine business corrects all defects before the product is accepted by the customer. Each machine the Company builds is tested and conditional acceptance is received from the customer while the machine is at the Company’s facility. The machine is then shipped to the customer’s facility and installed. Before final acceptance by the Company’s customer at the customer’s facility, the machine must meet agreed upon specifications and will run in the customer’s production environment for a specified period of time without failure, which is commonly known as “run at rate.” These specifications and run at rate times are negotiated in the purchase agreement. For example, the run at rate time has typically been 25 days, which means that the machine must run at production rate for 25 days without failure. In addition, the Company’s machines are very robust and typically have life spans of greater than 10 years. Because the Company’s customers’ acceptance criteria are very exacting, the Company has historically corrected performance issues prior to them becoming warranty claims. As the Company executes its growth strategy and begins to provide testing and manufacturing services it may experience warranty claims and will evaluate whether accruals for warranty expense are appropriate at such time.

Tim Buchmiller

November 30, 2004

50.	With respect to your warranty services, confirm to us and revise the note to disclose that the warranty period commences upon completion of the manufacture/installation of the equipment.

Response: The Company has revised the notes to its financial statements contained in its prospectus to address this comment.

51.	We see your response to prior comment 73 and the revisions made to the filing. Your disclosure of revenue recognition policies should include a discussion of all types of revenue transactions. Please revise to add your revenue recognition policies for your testing services.

Response: The Company has revised the financial statements contained in its prospectus to address this comment.

52.	We note that you provide your customers with one-year warranties. Please revise your financial statements to provide the roll-forward of your warranty accrual in accordance with paragraph 14 of FIN 45.

Response: Please see the Company’s response to comment number 49 above.

Note B -Acquisition of JCJ International, Inc. -Page F-14

53.	We see your response to prior comment 81. Please revise the table to disclose the major components of the current assets of $6.1 million.

Response: The Company has revised the financial statements contained in its prospectus to address this comment.

54.	Tell us why you are including the $5.9 million of long-term debt as a liability assumed in the table on page F-13. Your disclosures on page F-14 indicate that the company and not its predecessor entered into the $5.9 million debt agreement in order to fund the $6 million cash consideration you paid for JCJ. Therefore; it would not be appropriate to reflect that debt in the purchase price allocation. Revise to remove the $5.9 million from the table.

Response: The Company has revised the financial statements contained in its prospectus to address this comment.

Tim Buchmiller

November 30, 2004

55.	We see your response to prior comment 83. However, you have not adequately addressed our concerns. In your revised disclosure of the transaction, you state that the primary reason for the purchase was “to obtain the rights and ability to utilize the technologies developed by JCJ.”

a.	Supplementally tell us how you evaluated and determined the amounts you recorded for identifiable intangibles.

b.	Explain why no amounts were recorded for completed technology, trademarks, customer relationships, or other identifiable intangible assets.

c.	Revise your disclosures as appropriate.

a)	Response: The identifiable intangible assets that the Company identified during its due diligence process in connection with the acquisition were recorded at the cost that had been incurred to obtain the patents for the technology. It was not possible for the Company to determine the market value of these patents with reasonable accuracy. Therefore, the Company determined that the most conservative approach would be to record the patents at cost. The Company did not record amounts for trademarks or customer relationships, as it was not possible to determine the value of the trademark. Because the Company’s specialty machine business receives orders for machines one at a time and does not have long-term agreements with its customers, the Company does not believe that placing a value on these relationships is appropriate or able to be reasonably calculated. Based on the foregoing, the Company does not believe that its disclosures should be revised.

Interim Financial Statements as of June 30, 2004

56.	We see your response to prior comment 89. Your interim financial statements are not in full compliance with Article 10 of Regulation S-X. Specifically, we note the following items which warrant additional disclosures:

a.	Include a note to discuss the significant decline in cost and estimated earnings in excess of billings between the reported periods.

b.	With respect to the credit facility, you disclose in this note that the increased credit line expires December 1, 2004, while on page 37 you state this increase expires February 1, 2005. Please revise this note or the disclosures on page 37 to properly state the expiration date of the increased line.

c.	If the credit line expires December 1, 2004, add disclosure to address how you intend to arrange for sufficient funds to continue operations beyond that date, given that your current outstanding balance is $8.8 million.

d.	Notwithstanding bullets (b) and (c) above, include a discussion to explain how you expect to continue to fiend your operations and capital requirements. We note that from June 30,

Tim Buchmiller

November 30, 2004

2004 to September 30, 2004, you borrowed $1.6 million on your revolving line of credit. As of September 30, 2004, you only have approximately $500,000 left on the facility. We note from disclosures on page 38 that you are projecting additional capital expenditures of $450,000 for the remainder of 2004. Tell investors how you intend to fund your operations and capital expenditures through the end of the year.

e.	With respect to the new facility, revise to indicate the amount that will be available under the new facility. Disclose the amount of any increase from the current facility.

Please note that the above comments regarding liquidity also apply to your liquidity section in Management’s Discussion and Analysis.

Response: The Company has revised the financial statements contained in its prospectus to address this comment. The Company has also revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

Part II of Registration Statement

Exhibits

57.	Please file any remaining exhibits with your next amendment and allow sufficient time for staff review.

Response: The Company duly notes and acknowledges this comment.

Exhibit 5.1- Legality Opinion

58.	Please remove clause (ii) in your fifth paragraph or specifically describe the action to which you refer. In addition, please tell us supplementally whether the contingency identified in clause (iv) of that paragraph is necessary for the legality opinion. We may have further comments.

Response: Exhibit 5.1 to the Company’s registration statement has been revised to address this comment.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Tim Buchmiller

November 30, 2004

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

Enclosures

Exhibit A

(in thousands)
Cash and Cash Equivalent Reconciliation		Proforma Period

		12/31/2003	9/30/2004

Actual Cash and Cash equivalents @	12/31/2002	—
	12/31/2003		—

Estimated Net Proceeds from Offering		13,350	13,350

Revolving Credit Facility Repayment
Balance @ 1/1/02		(3,662)
Balance @ 1/1/03			(4,733)

Cash used to fund operations from
1/1/03—12/31/03		(1,071)
1/1/04—9/30/04			(4,091)

Cash Interest Saved from Credit Facility
Paid down by offering contained in
Cash used in operations		226	180

Proforma Cash and Cash Equivalents @	12/31/2003	8,843
	9/30/2004		4,706

Reconciliation of Stockholders’ Equity

Actual Stockholder Equity @	10/31/2003	(325)
	9/30/2004		(1,793)

Subordinated Debt Conversion @	1/1/2003	5,900
	1/1/2004		6,100

Proceeds from Offering		13,350	13,350

Increase(Decrease) in net earnings due to elimination of interest expense		(21)	748

Proforma Stockholders’ Equity balance @	12/31/2003	18,904
	9/30/2004		18,405

Note: Per Comment #14 the above has been provided. The impact of increased/decreased earnings has been eliminated from future amendments as per Comment #15

Exhibit B

Good Morning:

Just to recap our meeting regarding purchasing stock in the IPO:

- You can purchase stock in the IPO at the public offering price, which we currently estimate will be $6 per share

- Minimum Purchase – 300 shares – if you intend to purchase more than 300 shares please purchase in increments of 100 shares – ie. 400, 500, 600 etc.

- You need to open a brokerage account with our underwriter, Anderson & Strudwick. After the offering, you can move the stock to another account.

Please send an email or drop off a note indicating your intent to purchase shares in the company’s IPO and how many shares you are interested in purchasing. Please note that your indication of interest is not binding and you may change your mind. Please provide this indication of interest by Friday December 4, 2004.

Thanks and let me know if you have any questions.